

February 2025
Pricing Supplement
Registration Statement No. 333-277211
Dated February 7, 2025
Filed Pursuant to Rule 424(b)(2)

## STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

# $13,984,000 Contingent Income Auto-Callable Securities due February 11, 2027

**Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index**
**Principal at Risk Securities**

Contingent Income Auto-Callable Securities, which we refer to as the securities, do not guarantee the payment of interest or the repayment of the stated principal amount. Instead, the securities offer the opportunity for investors to earn a contingent quarterly payment at an annual rate of 8.85% of the stated principal amount, with respect to each determination date on which the closing level of **each** underlying index is greater than or equal to 75.00% of its initial index level, which we refer to as the downside threshold level. In addition, if the closing level of **each** underlying index is greater than or equal to its initial index level on any of the first 7 determination dates, the securities will be automatically redeemed for an amount per security equal to the sum of the stated principal amount and the contingent quarterly payment with respect to the related determination date. If the securities have not been previously redeemed and the final index level of **each** underlying index is greater than or equal to its downside threshold level, the payment at maturity will be the sum of the stated principal amount and the contingent quarterly payment with respect to the final determination date. However, if the securities have not been previously redeemed and the final index level of **any** underlying index is less than its downside threshold level, you will be exposed to the decline in the closing level of the worst performing underlying index, as compared to its initial index level, on a 1 to 1 basis and will receive a payment at maturity that is less than 75.00% of the stated principal amount of the securities and could be zero. As a result, investors must be willing to accept the risk of losing their entire principal and also the risk of not receiving any contingent quarterly payment. **Accordingly, the securities do not guarantee any return of principal at maturity.** Because all payments on the securities are based on the worst performing underlying index, (i) a decrease in the closing level of any underlying index below its downside threshold level on most or all of the determination dates will result in few or no contingent quarterly payments and (ii) a decrease in the closing level of any underlying index below its downside threshold level on the final determination date will result in a significant loss of your investment, even if the other underlying indices have appreciated or have not decreased as much. The securities are intended for investors who seek an opportunity to earn interest at a potentially above-market rate in exchange for the risks of principal loss and receiving few or no contingent quarterly payments over the approximately 2-year term of the securities. Investors will not participate in any appreciation of any of the underlying indices. **All payments on the securities are subject to the credit risk of HSBC.**

## FINAL TERMS

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. ("HSBC") |
| **Underlying indices:** | The Nasdaq-100 Index® (Bloomberg symbol: NDX), the Russell 2000® Index (Bloomberg symbol: RTY) and the S&P 500® Index (Bloomberg symbol: SPX) (each, an "underlying index") |
| **Aggregate principal amount:** | $13,984,000.00 |
| **Stated principal amount:** | $1,000 per security |
| **Issue price:** | $1,000 per security |
| **Pricing date:** | February 7, 2025 |
| **Trade date:** | February 7, 2025 |
| **Original issue date:** | February 12, 2025 (3 business days after the trade date) |
| **Maturity date:** | February 11, 2027, subject to adjustment as described in the accompanying Equity Index Underlying Supplement. |
| **Early redemption:** | If, on any of the first 7 determination dates, the determination closing level of each underlying index is greater than or equal to its initial index level, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date. No further payments will be made on the securities once they have been redeemed. **The securities will not be redeemed if the determination closing level of any underlying index on a determination date is below its initial index level.** |
| **Early redemption payment:** | The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the related determination date. |
| **Determination closing level:** | With respect to each underlying index , its official closing level on any determination date other than the final determination date, as determined by the calculation agent . |
| **Contingent quarterly payment:** | • If, on any determination date, the determination closing level or the final index level, as applicable, of each underlying index is greater than or equal to its downside threshold level, we will pay a contingent quarterly payment at an annual rate of 8.85% of the stated principal amount per security (corresponding to $22.125 (or 2.2125%) per quarter per security) on the related contingent payment date. <br> • If, on any determination date, the determination closing level or the final index level, as applicable, of any underlying index is less than its downside threshold level, no contingent quarterly payment will be made with respect to that determination date. <br> It is possible that one or more underlying indices will remain below their respective downside threshold levels for extended periods of time or even throughout the entire term of the securities so that you will receive few or no contingent quarterly payments during the term of the securities. |
| **Determination dates:** | Quarterly, on May 7, 2025, August 7, 2025, November 7, 2025, February 9, 2026, May 7, 2026, August 7, 2026, November 9, 2026 and February 8, 2027 (the final determination date), each subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement. |
| **Listing:** | The securities will not be listed on any securities exchange. |
| **Agent:** | HSBC Securities (USA) Inc., an affiliate of HSBC. See "Additional Information About the Securities — Supplemental plan of distribution (conflicts of interest)." |

| Commissions and issue price: | Price to public | Agent's commissions | Proceeds to issuer |
|---|---|---|---|
| **Per security** | $1,000.00 | $15.00[1] <br> $5.00[2] | $980.00 |
| **Total** | $13,984,000.00 | $209,760.00 <br> $69,920.00 | $13,704,320.00 |

[1] HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $20.00 per $1,000 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $15.00 for each security they sell. See "Additional Information About the Securities — Supplemental plan of distribution (conflicts of interest)."

[2] Of the $20.00 per $1,000 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $5.00 for each security.

*Terms continued on the following page.*

**The estimated initial value of the securities on the pricing date is $980.913 per security, which is less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" below and "Risk Factors" beginning on page 10 of this document for additional information.**

**An investment in the securities involves certain risks. See "Risk Factors" beginning on page 10 of this pricing supplement, page S-1 of the Equity Index Underlying Supplement and page S-1 of the prospectus supplement.**

**Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved the securities, or determined that this pricing supplement or the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.**



## Contingent Income Auto-Callable Securities due February 11, 2027
**Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index**
**Principal at Risk Securities**

*Terms continued from previous page:*

| | |
|---|---|
| **Contingent payment dates:** | Quarterly, on May 12, 2025, August 12, 2025, November 13, 2025, February 12, 2026, May 12, 2026, August 12, 2026, November 13, 2026 and February 11, 2027 (the maturity date). |
| **Payment at maturity:** | • If the final index level of **each** underlying index is **greater than or equal to** its downside threshold level: (i) the stated principal amount and (ii) the contingent quarterly payment with respect to the final determination date.<br>• If the final index level of **any** underlying index is **less than** its downside threshold level: (i) the stated principal amount multiplied by (ii) the index performance factor of the worst performing underlying index. **In this case, the payment at maturity will be less than 75.00% of the stated principal amount of the securities and could be zero.** |
| **Index performance factor:** | With respect to each underlying index, final index level / initial index level |
| **Downside threshold level:** | 16,118.4825 with respect to the NDX, 1,709.781 with respect to the RTY and 4,519.4925 with respect to the SPX, each of which is 75.00% of its initial index level |
| **Initial index level:** | 21,491.31 with respect to the NDX, 2,279.708 with respect to the RTY and 6,025.99 with respect to the SPX, each of which was its official closing level on the pricing date. |
| **Final index level:** | With respect to each underlying index, its official closing level on the final determination date. |
| **Official closing level:** | With respect to each underlying index, its official closing level on any scheduled trading day as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page (with respect to the NDX, "NDX <INDEX>", with respect to the RTY, "RTY <INDEX>" and with respect to the SPX, "SPX <INDEX>") or any successor page on the Bloomberg Professional® service or any successor service, as applicable. |
| **Worst performing underlying index:** | The underlying index with the largest percentage decrease from its initial index level to its final index level. |
| **Estimated initial value:** | The estimated initial value of the securities is less than the price you pay to purchase the securities. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. See "Risk Factors — The estimated initial value of the securities, which was determined by us on the trade date, is less than the price to public and may differ from the market value of the securities in the secondary market, if any." |
| **CUSIP / ISIN:** | 40447C2F6 / US40447C2F60 |

**HSBC has filed a registration statement (including a prospectus, a prospectus supplement and an Equity Index Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.**

You should read this document together with the related Equity Index Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The Equity Index Underlying Supplement dated February 21, 2024 at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025885/tm244959d3_424b2.htm

The prospectus supplement dated February 21, 2024 at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm

The prospectus dated February 21, 2024 at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

**The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.**



Contingent Income Auto-Callable Securities due February 11, 2027
**Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index**
**Principal at Risk Securities**

# Investment Summary

## Contingent Income Auto-Callable Securities

Principal at Risk Securities

The Contingent Income Auto-Callable Securities due February 11, 2027 Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index, which we refer to as the securities, provide an opportunity for investors to earn a contingent quarterly payment at an annual rate of 8.85% of the stated principal amount with respect to each quarterly determination date on which the determination closing level or the final index level, as applicable, of **each** underlying index is greater than or equal to its downside threshold level. The contingent quarterly payment, if any, will be payable quarterly on the contingent payment date (which is the third business day after the related determination date) or the maturity date, as applicable. It is possible that the closing level of one or more of the underlying indices could remain below their respective downside threshold levels for extended periods of time or even throughout the term of the securities so that you may receive few or no contingent quarterly payments.

If the determination closing level of **each** underlying index is greater than or equal to its initial index level on any of the first 7 determination dates, the securities will be automatically redeemed for an early redemption payment equal to the stated principal amount plus the contingent quarterly payment with respect to the related determination date. If the securities have not previously been redeemed and the final index level of **each** underlying index is greater than or equal to its downside threshold level, the payment at maturity will be the stated principal amount and, the contingent quarterly payment with respect to the final determination date. However, if the securities have not previously been redeemed and the final index level of **any** underlying index is less than its downside threshold level, investors will be exposed to the decline in the closing level of the worst performing underlying index, as compared to its initial index level, on a 1 to 1 basis and will receive a payment at maturity that is less than 75.00% of the stated principal amount of the securities and could be zero. Investors in the securities must be willing to accept the risk of losing their entire principal and also the risk of not receiving any contingent quarterly payments. In addition, investors will not participate in any appreciation of any of the underlying indices.



# Key Investment Rationale

The securities offer investors an opportunity to earn a contingent quarterly payment at an annual rate of 8.85% of the stated principal amount with respect to each determination date on which the determination closing level or the final index level, as applicable, of **each** underlying index is greater than or equal to its downside threshold level. The securities may be redeemed prior to maturity for the stated principal amount per security *plus* the applicable contingent quarterly payment, and the payment at maturity will vary depending on the final index level of the worst performing underlying index, as follows:

| | |
|---|---|
| **Scenario 1** | **On any of the first 7 determination dates, the determination closing level of *each* underlying index is greater than or equal to its initial index level.** |
| | ▪ The securities will be automatically redeemed for (i) the stated principal amount *plus* (ii) the contingent quarterly payment with respect to the related determination date. |
| | ▪ Investors will not participate in any appreciation of the underlying indices from their respective initial index levels. |
| **Scenario 2** | **The securities are not automatically redeemed prior to maturity and the final index level of *each* underlying index is *greater than or equal to* its downside threshold level.** |
| | ▪ The payment due at maturity will be (i) the stated principal amount *plus* (ii) the contingent quarterly payment with respect to the final determination date. |
| | ▪ Investors will not participate in any appreciation of the underlying indices from their respective initial index levels. |
| **Scenario 3** | **The securities are not automatically redeemed prior to maturity and the final index level of *any* underlying index is *less than* its downside threshold level.** |
| | ▪ The payment due at maturity will be (i) the stated principal amount multiplied by (ii) the index performance factor of the worst performing underlying index. |
| | ▪ **Investors will lose a significant portion, and may lose all, of their principal in this scenario.** |



Contingent Income Auto-Callable Securities due February 11, 2027
**Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index**
**Principal at Risk Securities**

# How the Securities Work

The following diagrams illustrate the potential outcomes for the securities depending on (1) the determination closing level and (2) the final index level of each underlying index.

**Diagram #1: First 7 Determination Dates**

| **First 7 Determination Dates** |
|---|
| Compare the determination closing level of each underlying index against its initial index level and its downside threshold level until the final determination date or any earlier redemption. |

**Initial Index Level**

The determination closing level of **each** underlying index **is greater than or equal to** its initial index level

**Automatic Early Redemption**

You will receive (i) the stated principal amount *plus* (ii) the contingent quarterly payment with respect to the related determination date

*No further payment will be made on the securities once they have been redeemed.*

The determination closing level of **any** underlying index **is less than** its initial index level

No Automatic Early Redemption

The determination closing level of **each** underlying index **is greater than or equal to** its downside threshold level

You will receive the contingent quarterly payment. Proceed to the next determination date.

The determination closing level of **any** underlying index **is less than** its downside threshold level

No contingent quarterly payment. Proceed to the next determination date.



Contingent Income Auto-Callable Securities due February 11, 2027
**Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index**
**Principal at Risk Securities**

## Diagram #2: Payment at Maturity if No Automatic Early Redemption Occurs



*For more information about the payout upon an automatic early redemption or at maturity in different hypothetical scenarios, see "Hypothetical Examples" beginning on page 7.*



## Contingent Income Auto-Callable Securities due February 11, 2027
**Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index**
**Principal at Risk Securities**

# Hypothetical Examples

The below examples are based on the following terms:

The below examples are based on the following terms and are purely hypothetical (the actual terms of your security were determined on the trade date and are specified in the "Final Terms" above; amounts may have been rounded for ease of analysis):

| | |
|---|---|
| Hypothetical Initial Index Level: | With respect to each underlying index, 100.00 |
| Hypothetical Downside Threshold Level: | With respect to each underlying index, 75.00, which is 75.00% of its hypothetical initial index level |
| Contingent Quarterly Payment: | 8.85% per annum (corresponding to $22.125 (or 2.2125%) per quarter per security) |
| Stated Principal Amount: | $1,000 per security |

In Examples 1 and 2, the closing levels of the underlying indices fluctuate over the term of the securities and the determination closing level of **each** underlying index is greater than or equal to its hypothetical initial index level on one of the first 7 determination dates. Because the determination closing level of **each** underlying index is greater than or equal to its initial index level on one of the first 7 determination dates, the securities are automatically redeemed following the relevant determination date. In Examples 3 and 4, the determination closing level of at least **one** underlying index on the first 7 determination dates is less than its initial index level, and, consequently, the securities are not automatically redeemed prior to, and remain outstanding until, maturity.

| Determination Dates | Example 1 | | | | | Example 2 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Hypothetical Determination Closing Level of NDX | Hypothetical Determination Closing Level of RTY | Hypothetical Determination Closing Level of SPX | Contingent Quarterly Payment | Early Redemption Payment* | Hypothetical Determination Closing Level of NDX | Hypothetical Determination Closing Level of RTY | Hypothetical Determination Closing Level of SPX | Contingent Quarterly Payment | Early Redemption Payment* |
| #1 | 100.00 | 105.00 | 115.00 | —* | $1,022.125 | 90.00 | 95.00 | 85.00 | $22.125 | N/A |
| #2 | N/A | N/A | N/A | N/A | N/A | 45.00 | 60.00 | 90.00 | N/A | N/A |
| #3 | N/A | N/A | N/A | N/A | N/A | 40.00 | 85.00 | 105.00 | N/A | N/A |
| #4 | N/A | N/A | N/A | N/A | N/A | 40.00 | 90.00 | 100.00 | N/A | N/A |
| #5 | N/A | N/A | N/A | N/A | N/A | 45.00 | 100.00 | 110.00 | N/A | N/A |
| #6 | N/A | N/A | N/A | N/A | N/A | 47.00 | 105.00 | 115.00 | N/A | N/A |
| #7 | N/A | N/A | N/A | N/A | N/A | 125.00 | 115.00 | 105.00 | —* | $1,022.125 |
| Final Determination Date | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |

\* The early redemption payment includes the unpaid contingent quarterly payment with respect to the determination date on which the determination closing level of each underlying index is greater than or equal to its initial index level and the securities are redeemed as a result.

- In **Example 1**, the securities are automatically redeemed following the first determination date as the determination closing level of each underlying index on the first determination date is greater than or equal to its initial index level. You would receive the early redemption payment, calculated as follows:

  stated principal amount + contingent quarterly payment = $1,000 + $22.125 = $1,022.125

*In this example, the early redemption feature limits the term of your investment to approximately 3 months and you may not be able to reinvest at comparable terms or returns. If the securities are redeemed early, you will not receive any additional contingent quarterly payments.*

- In **Example 2**, since the determination closing level of each underlying index on the 1st determination date is greater than its downside threshold level, you would receive the contingent quarterly payment of $22.125 with respect to that determination date. You would receive no contingent quarterly payment with respect to the 2nd through 6th determination dates, since the determination closing level of at least one underlying index on each of those determination dates is less than its downside threshold level. The securities are automatically redeemed following the 7th determination date, as the determination closing level of each underlying index on that day is greater than or equal to its initial index level. Following the 7th determination date, you would receive an Early Redemption Payment of $1,022.125, which includes the contingent quarterly payment with respect to the 7th determination date.



# Contingent Income Auto-Callable Securities due February 11, 2027
**Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index**
Principal at Risk Securities

*In this example, the early redemption feature limits the term of your investment to approximately 21 months and you may not be able to reinvest at comparable terms or returns. If the securities are redeemed early, you will not receive any additional contingent quarterly payments. Further, although the worst performing underlying index has appreciated by 5% from its initial index level as of the 7th determination date, you only receive a total payment of $1,022.125 per security and do not benefit from such appreciation.*

| Determination Dates | Example 3 | | | | | Example 4 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Hypothetical Determination Closing Level of NDX | Hypothetical Determination Closing Level of RTY | Hypothetical Determination Closing Level of SPX | Contingent Quarterly Payment | Early Redemption Payment | Hypothetical Determination Closing Level of NDX | Hypothetical Determination Closing Level of RTY | Hypothetical Determination Closing Level of SPX | Contingent Quarterly Payment | Early Redemption Payment |
| #1 | 42.00 | 65.00 | 85.00 | N/A | N/A | 45.00 | 95.00 | 105.00 | N/A | N/A |
| #2 | 40.00 | 60.00 | 90.00 | N/A | N/A | 44.00 | 65.00 | 90.00 | N/A | N/A |
| #3 | 43.00 | 55.00 | 95.00 | N/A | N/A | 42.00 | 85.00 | 95.00 | N/A | N/A |
| #4 | 40.00 | 50.00 | 100.00 | N/A | N/A | 47.00 | 90.00 | 100.00 | N/A | N/A |
| #5 | 43.00 | 70.00 | 110.00 | N/A | N/A | 45.00 | 100.00 | 110.00 | N/A | N/A |
| #6 | 45.00 | 85.00 | 85.00 | N/A | N/A | 43.00 | 105.00 | 115.00 | N/A | N/A |
| #7 | 42.00 | 50.00 | 90.00 | N/A | N/A | 48.00 | 110.00 | 120.00 | N/A | N/A |
| Final Determination Date | 50.00 | 180.00 | 190.00 | N/A | N/A | 85.00 | 160.00 | 85.00 | $22.125* | N/A |
| Payment at Maturity | $500.00 | | | | | $1,022.125 | | | | |

\* The final contingent quarterly payment, if any, will be paid at maturity.

Examples 3 and 4 illustrate the payment at maturity per security based on the final index level of the worst performing underlying index.

- In **Example 3**, the closing level of at least one underlying index is below its downside threshold level on every determination date. As a result, you would not receive any contingent quarterly payments during the term of the securities and, at maturity, you would be fully exposed to the decline in the closing level of the NDX, which is the worst performing underlying index. As the final index level of the worst performing underlying index is less than its downside threshold level, your payment at maturity is calculated as follows:

$$\text{Payment at maturity} = \frac{\text{final index level of NDX}}{\text{initial index level of NDX}} \times \text{principal amount} = \frac{50.00}{100.00} \times \$1,000.00 = \$500.00$$

*In this example, the payment you would receive at maturity is significantly less than the stated principal amount. In addition, you would not be entitled to receive any contingent quarterly payments during the term of the securities.*

- In **Example 4**, the closing level of at least one underlying index is below its downside threshold level on each of the 1st through the 7th determination date. As a result, the contingent quarterly payment is not payable for any of those determination dates. At maturity, because the final index level of each underlying index is greater than its downside threshold level, you would receive the stated principal amount, plus a contingent quarterly payment with respect to the final determination date. Your payment at maturity is calculated as follows:

$$\$1,000 + \$22.125 = \$1,022.125$$

*In this example, although the final index level of the worst performing underlying index represents a 15% decline from its initial index level, because the final index level of the worst performing underlying index is greater than or equal to its downside threshold level, you would receive the stated principal amount plus the contingent quarterly payment, equal to a total payment of $1,022.125 per security at maturity.*



Contingent Income Auto-Callable Securities due February 11, 2027
**Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index**
**Principal at Risk Securities**

# Investor Suitability

**The securities may be suitable for you if:**

- You believe that the closing level of each underlying index will be equal to or greater than its downside threshold level on one or more of the determination dates, and not below its downside threshold level on the final determination date.

- You are willing to make an investment that is potentially exposed to downside performance of the worst performing underlying index on a 1-to-1 basis if its final index level is less than the downside threshold level.

- You are willing to hold the securities that will be automatically called on any of the first 7 determination dates on which the closing level of each underlying index is at or above its initial index level.

- You are willing to be exposed to the possibility of early redemption.

- You are willing to invest in securities, the maximum potential return of which is limited to any contingent quarterly payments payable on the securities.

- You are willing to forgo distributions paid on the stocks included in the underlying indices.

- You are willing to hold the securities to maturity.

- You do not seek an investment for which there will be an active secondary market.

- You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

**The securities may not be suitable for you if:**

- You believe that the closing level of each underlying index will be less than its downside threshold level on each of the determination dates, and/or below its downside threshold level on the final determination date.

- You are unwilling to make an investment that is potentially exposed to the downside performance of the worst performing underlying index on a 1-to-1 basis if its final index level is less than the downside threshold level.

- You are unable or unwilling to hold the securities that will be automatically called on any of the first 7 determination dates on which the closing level of each underlying index is at or above its initial index level.

- You are unwilling to be exposed to the possibility of early redemption.

- You are unwilling to invest in securities, the maximum potential return of which is limited to any contingent quarterly payments payable on the securities.

- You are not willing to forgo distributions paid on the stocks included in the underlying indices.

- You are unwilling to hold the securities to maturity.

- You prefer to receive guaranteed periodic interest payments on your investment.

- You seek an investment for which there will be an active secondary market.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.



Contingent Income Auto-Callable Securities due February 11, 2027
**Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index**
**Principal at Risk Securities**

# Risk Factors

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the securities is not equivalent to investing directly in the securities included in any of the underlying indices. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this document and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the securities described in the following sections:

"—Risks Relating to All Note Issuances" in the prospectus supplement; and

"—General Risks Related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

### *Risks Relating to the Structure or Features of the Securities*

- **You may lose your entire initial investment.** The securities do not guarantee any return of principal. The securities differ from ordinary debt securities in that we will not necessarily pay the full principal amount of the securities at maturity. HSBC will only pay you the principal amount of your securities at maturity if the securities have not been automatically redeemed prior to maturity and the final index level of each underlying index is greater than or equal to its downside threshold level. If the final index level of any underlying index is less than its respective downside threshold level, you will be exposed to the decline in the closing level of the worst performing underlying index, as compared to its initial index level, on a 1 to 1 basis and you will receive for each security that you hold at maturity an amount equal to the stated principal amount times the index performance factor of the worst performing underlying index. In this case, the payment at maturity will be less than 75.00% of the stated principal amount and could be zero.

- **You will not receive any contingent quarterly payment with respect to any quarterly period where the determination closing level or the final index level, as applicable, of any underlying index is less than its respective downside threshold level on the related determination date.** A contingent quarterly payment will be made with respect to a quarterly period only if the determination closing level or the final index level of each underlying index is greater than or equal to its downside threshold level on the related determination date. It is possible that the closing level of each underlying index could be below its respective downside threshold level on most or all of the determination dates so that you will receive few or no contingent quarterly payments.

- **Investors will not participate in any appreciation of any underlying index, and your return on the securities is limited to the principal amount plus any contingent quarterly payments, regardless of any appreciation in the levels of the underlying indices.** Investors will not participate in any appreciation of any underlying index from its initial index level. Unless the final index level of any underlying index is less than its downside threshold level, you will receive at maturity the stated principal amount plus the contingent quarterly payment with respect to the final determination date, regardless of any appreciation in the levels of the underlying indices, which may be significant. The return on the securities will be limited to the contingent quarterly payment that is payable with respect to each determination date on which the determination closing level or the final index level, as applicable, of each underlying index is greater than or equal to its downside threshold level. It is possible that the closing price of any underlying index could be below its downside threshold level on most or all of the determination dates so that you will receive few or no contingent quarterly payments. Accordingly, the return on the securities may be significantly less than the return on a direct investment in the securities included in the underlying indices during the term of the securities.

- **The securities may be called prior to the maturity date.** If the securities are called early, the holding period over which you will receive contingent quarterly payments could be as little as 3 months. If the securities are redeemed prior to the maturity date, you will receive no more contingent quarterly payments. There is no guarantee that you would be able to



Contingent Income Auto-Callable Securities due February 11, 2027
**Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index**
**Principal at Risk Securities**

reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk following an automatic call.

- **The amounts payable on the securities are not linked to the levels of the underlying indices at any time other than on the determination dates, including the final determination date.** The payments on the securities will be based on the closing levels of the underlying indices on each determination date, subject to postponement for non-trading days and certain market disruption events. Even if the market price of an underlying index appreciates prior to an applicable determination date but then drops on that day to a level that is below its downside threshold level, the contingent quarterly payment on the securities will not be paid. Similarly, the payment at maturity will be less, and may be significantly less, than it would have been had the securities been linked to the levels of the underlying indices on a date prior to the final determination date. Although the actual levels of the underlying indices on the maturity date or at other times during the term of the securities may be higher than the level on one or more determination dates, the payments on the securities will be based solely on the levels of the underlying indices on the determination dates.

- **You are exposed to the market risk of all the underlying indices, with respect to both the contingent quarterly payments, if any, and the payment at maturity, if any.** Your return on the securities is not linked to a basket consisting of the multiple underlying indices. Rather, it will be contingent upon the independent performance of each underlying index. Unlike an instrument with a return linked to a basket of underlying assets, in which risk is potentially mitigated and diversified among all the components of the basket, you will be exposed to the risks related to all of the underlying indices. Poor performance by any underlying index over the term of the securities may negatively affect your return and will not be offset or mitigated by any positive performance by the other underlying indices. To receive any contingent quarterly payments, all underlying indices must close at or above their respective downside threshold levels on the applicable determination date. In addition, if any underlying index has decreased to below its respective downside threshold level as of the final determination date, you will be fully exposed to the decrease in the worst performing underlying index on a 1 to 1 basis, even if the other underlying indices have appreciated. Under this scenario, the payment at maturity will be less than 75.00% of the stated principal amount and could be zero. Accordingly, your investment is subject to the market risk of each of the underlying indices.

- **Because the securities are linked to the performance of the worst performing underlying index, you are exposed to greater risks of receiving no contingent quarterly payments and sustaining a significant loss on your investment than if the securities were linked to fewer underlying indices or just one underlying index.** The risk that you will not receive any contingent quarterly payments, or that you will suffer a significant loss on your investment, is greater if you invest in the securities as opposed to substantially similar securities that are linked to the performance of fewer underlying indices or just one underlying index. With multiple underlying indices, it is more likely that one or more of the underlying indices will close below their respective downside threshold levels on any determination date (including the final determination date) and below its downside threshold level on the final determination date, than if the securities were linked to fewer underlying indices or only one underlying index. Therefore, it is more likely that you will not receive any contingent quarterly payments, and that you will suffer a significant loss on your investment. In addition, because each underlying index must close above its initial index level on a quarterly determination date in order for the securities to be called prior to maturity, the securities are less likely to be called than if the securities were linked to fewer underlying indices or just one underlying index.

*Risks Relating to the Underlying Indices*

- **Adjustments to any underlying index could adversely affect the value of the securities.** The publisher of an underlying index may add, delete or substitute the securities included in the relevant underlying index. In addition, the publisher of an underlying index may make other methodological changes that could change the level of that underlying index. Further, the publisher of an underlying index may discontinue or suspend calculation or publication of that underlying index at any time. Any such actions could affect the value of and the return on the securities.

- **Non-U.S. Securities Risk.** Some of the equity securities included in the NDX are issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities, such as the securities, involve risks associated with the home countries of the issuers of those non-U.S. equity securities. The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.



## Contingent Income Auto-Callable Securities due February 11, 2027
**Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index**
**Principal at Risk Securities**

- **Small-capitalization risk.** The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

*General Risk Factors*

- **Credit risk of HSBC USA Inc.** The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities and could lose your entire investment.

- **The estimated initial value of the securities, which was determined by us on the trade date, is less than the price to public and may differ from the market value of the securities in the secondary market, if any.** The estimated initial value of the securities was calculated by us on the trade date and is less than the price to public. The estimated initial value reflects our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the securities may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We determined the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

- **The price of your securities in the secondary market, if any, immediately after the trade date is expected to be less than the price to public.** The price to public takes into account certain costs. These costs include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the underlying indices and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

- **If HSBC Securities (USA) Inc. were to repurchase your securities immediately after the original issue date, the price you receive may be higher than the estimated initial value of the securities.** Assuming that all relevant factors remain



## Contingent Income Auto-Callable Securities due February 11, 2027
**Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index**
**Principal at Risk Securities**

constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the estimated initial value on the trade date for a temporary period expected to be approximately 6 months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the securities based on changes in market conditions and other factors that cannot be predicted.

- **Hedging and trading activity by our affiliates could adversely affect the value of the securities.** One or more of our affiliates and/or third-party dealers have carried out and expect to continue to carry out hedging activities related to the securities (and possibly to other instruments linked to the underlying indices or their respective component securities), including trading in the component securities as well as other instruments related to one or more underlying indices. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the final determination date approaches. Some of our affiliates may also trade the component securities and other financial instruments related to one or more underlying indices on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could have increased the initial index level of an underlying index and, as a result, its downside threshold level, which is the level at or above which that underlying index must close on each determination date in order for you to earn a contingent quarterly payment and the level at or above which that underlying index must close on the final determination date in order for you to avoid being exposed to the negative performance of the worst performing underlying index at maturity. Additionally, such hedging or trading activities during the term of the securities could adversely affect the level of an underlying index on the determination dates and, accordingly, whether the securities are automatically called prior to maturity and, if the securities are not called prior to maturity, the payout to you at maturity.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the securities.** As calculation agent, HSBC or one of its affiliates has determined the initial index level and the downside threshold level of each underlying index, and will determine the final index level of each underlying index, whether the contingent quarterly payment will be paid on each contingent payment date, whether the securities will be redeemed following any determination date, whether a market disruption event has occurred with respect to an underlying, whether to make any adjustments to any determination closing price or the final index level and the payment that you will receive upon an automatic early redemption or at maturity, if any. Moreover, certain determinations made by HSBC or one of its affiliates in its capacity as calculation agent may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events. These determinations, which may be subjective, may adversely affect the payout to you upon an automatic early redemption or at maturity, if any. See "Additional Terms of the Notes—Discontinuance or Modification of an Index" and "—Market Disruption Event" in the Equity Index Underlying Supplement.

- **Investing in the securities is not equivalent to investing in the securities included in any of the underlying indices.** Investing in the securities is not equivalent to investing in the component securities of any underlying index. Investors in the securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the securities included in any of the underlying indices.

- **The securities are not insured by any governmental agency of the United States or any other jurisdiction.** The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full amounts due on the securities.

- **The market price of the securities will be influenced by many unpredictable factors.** Several factors will influence the market price of the securities in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the securities in the secondary market, including: the values, volatilities and dividend yields, as applicable, of



## Contingent Income Auto-Callable Securities due February 11, 2027
**Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index**
**Principal at Risk Securities**

the underlying indices and the securities included in the underlying indices, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads. The level of each underlying index may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. See "Information about the Underlying Indices" below. You may receive less, and possibly significantly less, than the stated principal amount if you try to sell your securities prior to maturity.

▪ **The securities will not be listed on any securities exchange and secondary trading may be limited.** The securities will not be listed on any securities exchange or automated quotation system. Therefore, there may be little or no secondary market for the securities. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

▪ **The U.S. federal income tax consequences of an investment in the securities are uncertain.** There is no direct legal authority as to the proper treatment of the securities for U.S. federal income tax purposes.

Please read the discussion under "Additional Information About the Securities – Additional Provisions – Tax considerations" in this document concerning the U.S. federal income tax consequences of an investment in the securities. Pursuant to the terms of the securities, you agree to treat a security for U.S. federal income tax purposes as a single financial contract that provides for a contingent quarterly payment that will be treated as ordinary income to you at the time received or accrued in accordance with your regular method of tax accounting. If the Internal Revenue Service ("IRS") were successful in asserting an alternative treatment for the securities, the timing and character of income or loss on the securities might differ significantly from the tax treatment described herein. **Non-U.S. Holders should note that the entire amount of the contingent quarterly payments will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty), and we will not be required to pay any additional amounts with respect to amounts withheld.** We do not plan to request a ruling from the IRS regarding the tax treatment of the securities, and the IRS or a court may not agree with the tax treatment described herein.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the securities would be viewed as similar to the prepaid forward contracts described in the notice, it is possible that any U.S. Treasury Department regulations or other guidance issued after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the securities are the character and timing of income or loss and the degree, if any, to which income realized by non-U.S. investors should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments, the issues presented by this notice and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdictions.



## Contingent Income Auto-Callable Securities due February 11, 2027
**Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index**
**Principal at Risk Securities**

# Information about the Underlying Indices

## Nasdaq-100 Index® Overview

The Nasdaq-100 Index® ("NDX") is a modified market capitalization-weighted index of 100 of the largest non-financial companies listed on the NASDAQ Stock Market based on market capitalization. It does not contain securities of financial companies (based on the Financials industry classification according to the Industry Classification Benchmark). Each underlying stock's influence on the level of the NDX is directly proportional to the value of its share weight.

*For more information about the NDX, see "The Nasdaq-100 Index®" beginning on page S-30 of the accompanying Equity Index Underlying Supplement.*

### Historical Information

The graph below is based on the closing levels of the NDX for each day in the period February 9, 2015 to February 7, 2025. We obtained the closing values below from the Bloomberg Professional® service ("Bloomberg"). We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg. The historical performance of the underlying should not be taken as an indication of its future performance, and no assurance can be given as to the level of the underlying at any time, including on the determination dates.



**Historical Performance of the Nasdaq-100 Index® – Daily Closing Levels**
**February 9, 2015 to February 7, 2025**

*The black solid line indicates the downside threshold level of the NDX.



# Contingent Income Auto-Callable Securities due February 11, 2027

**Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index**
**Principal at Risk Securities**

## Russell 2000® Index Overview

The Russell 2000® Index ("RTY") is designed to track the performance of the small capitalization segment of the U.S. equity market. All 2,000 stocks are traded on a major U.S. exchange, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization.

*For more information about the RTY, see "The Russell 2000® Index" beginning on page S-44 of the accompanying Equity Index Underlying Supplement.*

### Historical Information

The graph below is based on the closing levels of the RTY for each day in the period February 9, 2015 to February 7, 2025. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg. The historical performance of the underlying should not be taken as an indication of its future performance, and no assurance can be given as to the level of the underlying at any time, including on the determination dates.



**Historical Performance of the Russell 2000® Index – Daily Closing Levels**
**February 9, 2015 to February 7, 2025**

*The black solid line indicates the downside threshold level of the RTY.



## Contingent Income Auto-Callable Securities due February 11, 2027
**Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index**
**Principal at Risk Securities**

### S&P 500® Index Overview

The S&P 500® Index ("SPX") is a market capitalization-weighted index intended to provide a performance benchmark for the large-cap U.S. equity markets. The SPX includes a representative sample of 500 companies in leading industries of the U.S. economy.

***For more information about the SPX, see "The S&P 500® Index" beginning on page S-54 of the accompanying Equity Index Underlying Supplement.***

### Historical Information

The graph below is based on the closing levels of the SPX for each day in the period February 9, 2015 to February 7, 2025. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg. The historical performance of the underlying should not be taken as an indication of its future performance, and no assurance can be given as to the level of the underlying at any time, including on the determination dates.



**Historical Performance of the S&P 500® Index – Daily Closing Levels**
**February 9, 2015 to February 7, 2025**

*The black solid line indicates the downside threshold level of the SPX.



Contingent Income Auto-Callable Securities due February 11, 2027
Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index
Principal at Risk Securities

# Additional Information About the Securities

Please read this information in conjunction with the final terms on the front cover of this document.

| Additional Provisions | |
|---|---|
| **Listing:** | The securities will not be listed on any securities exchange. |
| **CUSIP:** | 40447C2F6 |
| **ISIN:** | US40447C2F60 |
| **Minimum ticketing size:** | $1,000 / 1 security |
| **Events of default and acceleration:** | If the securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at maturity" in this pricing supplement except that the accelerated contingent quarterly payment will be calculated on the basis of a 360-day year consisting of twelve 30-day months. In that case, the scheduled trading day preceding the date of acceleration will be used as the final determination date for purposes of determining the final index level of each underlying index. If a market disruption event exists with respect to an underlying index on that scheduled trading day, then the accelerated final determination date for the applicable underlying index will be postponed for up to 5 scheduled trading days (in the same manner used for postponing the originally scheduled final determination date). The accelerated maturity date will then be the third business day following the postponed accelerated final determination date. For the avoidance of doubt, if no market disruption event exists with respect to an underlying index on the scheduled trading day preceding the date of acceleration, the determination of such underlying index's final index level will be made on such date, irrespective of the existence of a market disruption event with respect to any other underlying occurring on such date.<br><br>If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the prospectus. |
| **Tax considerations:** | **Prospective investors should note that the discussion under the section called "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement does not apply to the securities issued under this document and is superseded by the following discussion.**<br><br>The following summary is a general discussion of the material U.S. federal tax consequences of ownership and disposition of the securities. This discussion applies only to initial investors in the securities who:<br><br>• purchase the securities at their "issue price"; and<br>• hold the securities as capital assets, within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").<br><br>This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder's particular circumstances or to holders subject to special rules, such as:<br><br>• certain financial institutions;<br>• insurance companies;<br>• certain dealers and traders in securities, commodities or foreign currencies;<br>• investors holding the securities as part of a "straddle," conversion transaction, integrated transaction or constructive sale transaction;<br>• investors subject to special tax accounting rules under Section 451(b) of the Code;<br>• U.S. Holders, as defined below, whose functional currency is not the U.S. dollar;<br>• partnerships or other entities classified as partnerships for U.S. federal income tax purposes;<br>• regulated investment companies;<br>• real estate investment trusts;<br>• tax-exempt entities, including an "individual retirement account" or "Roth IRA", as defined in Section 408 or 408A of the Code, respectively; or<br>• persons subject to the alternative minimum tax.<br><br>As the law applicable to the U.S. federal income taxation of instruments such as the securities is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or non-U.S. tax laws is not discussed.<br><br>This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury Department regulations, all as of the date hereof, changes to any of which subsequent to the date of this document may affect the tax consequences described |



## Contingent Income Auto-Callable Securities due February 11, 2027
**Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index**
**Principal at Risk Securities**

herein. Persons considering the purchase of the securities should consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

**General**

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security could be treated as a single financial contract that provides for a contingent quarterly payment. Pursuant to the terms of the securities, you agree to treat a security for U.S. federal income tax purposes as a single financial contract that provides for a contingent quarterly payment that will be treated as ordinary income to you at the time received or accrued in accordance with your regular method of tax accounting. Subject to the limitations described herein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a security as a single financial contract that provides for a contingent quarterly payment.

Due to the absence of statutory, judicial or administrative authorities that directly address the treatment of the securities or instruments that are similar to the securities for U.S. federal income tax purposes, no assurance can be given that the IRS or the courts will agree with the tax treatment described herein. Accordingly, you should consult your tax advisor regarding all aspects of the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments of the securities) and with respect to any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Unless otherwise stated, the following discussion is based on the treatment of each security as described in the previous paragraph.

We will not attempt to ascertain whether any of the entities whose stock is included in an underlying index would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in an underlying index were so treated, certain adverse U.S. federal income tax consequences might apply to a U.S. Holder in the case of a PFIC and to a Non-U.S. Holder, as defined below, in the case of a USRPHC. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in an underlying index, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in an underlying index is or becomes a PFIC or a USRPHC.

**Tax Consequences to U.S. Holders**

This section applies to you only if you are a U.S. Holder. As used herein, the term "U.S. Holder" means a beneficial owner of a security that is, for U.S. federal income tax purposes:

- an individual who is a citizen or resident of the United States, for U.S. federal income tax purposes;
- a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; or
- an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

The term "U.S. Holder" also includes certain former citizens and residents of the United States.

**Tax Treatment of the Securities**

Assuming the treatment of the securities as set forth above is respected, the following U.S. federal income tax consequences should result.

*Tax Basis.* A U.S. Holder's tax basis in the securities should equal the amount paid by the U.S. Holder to acquire the securities.

*Tax Treatment of Contingent Quarterly Payment.* Any contingent quarterly payment on the securities should be taxable as ordinary income to a U.S. Holder at the time received or accrued in accordance with the U.S. Holder's regular method of accounting for U.S. federal income tax purposes.

*Sale, Exchange, Early Redemption or Settlement of the Securities.* Upon a sale, exchange, early redemption or settlement of the securities at maturity, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized (other than with respect to cash attributable to the contingent quarterly payment, which should be treated as discussed above) on the sale, exchange, early redemption or settlement and the U.S. Holder's tax basis in the securities sold, exchanged, redeemed or settled. Any such gain or loss recognized should be long-term capital gain or loss if the U.S. Holder has held the securities for more than one year at the time of the sale, exchange, early redemption or settlement, and should be short-term capital gain or loss otherwise. The deductibility of capital losses is subject to limitations.

**Possible Alternative Tax Treatments of an Investment in the Securities**


Due to the absence of authorities that directly address the proper tax treatment of the securities, no assurance can be given that the IRS will accept, or that a court will uphold, the tax treatment described above. In particular, the IRS could seek to treat a security as a single debt instrument. If a security that has a term of one year or less were treated as a single debt instrument, the security could be treated as a single contingent short-term debt instrument, which would result in tax consequences that are different from those described above. If a security that has a term of more than one year were treated as a single debt instrument, such a debt instrument could be subject to the special tax rules governing contingent payment debt instruments. If a security with a term of more than one year were so treated, a U.S. Holder would generally be required to accrue interest income over the term of the securities based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to the securities. In addition, any gain a U.S. Holder might recognize upon the sale, exchange, early redemption or settlement of the securities would be ordinary income and any loss recognized by a U.S. Holder at such time would be ordinary loss to the extent of interest that same holder included in income in the current or previous taxable years in respect of the securities, and thereafter, would be capital loss.

Because of the absence of authority regarding the appropriate tax characterization of the securities, it is also possible that the IRS could seek to characterize the securities in a manner that results in other tax consequences that are different from those described above. For example, the IRS could assert that any gain or loss that a U.S. Holder may recognize upon the sale, exchange, early redemption or maturity of the securities should be treated as ordinary gain or loss. Other alternative federal income tax treatments of the securities are also possible, which if applied could also affect the timing and character of the income or loss with respect to the securities.

On December 7, 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses on whether to require holders of "prepaid forward contracts" and similar instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange–traded status of the instruments and the nature of the underlying property to which the instruments are linked; whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge; and appropriate transition rules and effective dates. While it is not clear whether instruments such as the securities would be viewed as similar to the prepaid forward contracts described in the notice, any U.S. Treasury Department regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by this notice.

**Backup Withholding and Information Reporting**

Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, or otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. In addition, information returns may be filed with the IRS in connection with payments on the securities and the proceeds from a sale, exchange, early redemption or other disposition of the securities, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

**Tax Consequences to Non-U.S. Holders**

This section applies to you only if you are a Non-U.S. Holder. As used herein, the term "Non-U.S. Holder" means a beneficial owner of a security that is for U.S. federal income tax purposes:

- an individual who is classified as a nonresident alien;

- a foreign corporation; or

- a foreign trust or estate.

The term "Non-U.S. Holder" does not include any of the following holders:

- a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

- certain former citizens or residents of the United States; or

- a holder for whom income or gain in respect of the securities is effectively connected with the conduct of a trade or business in the United States.



## Contingent Income Auto-Callable Securities due February 11, 2027
**Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index**
**Principal at Risk Securities**

Such holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the securities.

Because the U.S. federal income tax treatment (including the applicability of withholding) of contingent quarterly payments on the securities is uncertain, the entire amount of the contingent quarterly payments will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding. In order to claim an exemption from or a reduction in the 30% withholding tax, a Non-U.S. Holder of the securities must comply with certification requirements to establish that it is not a U.S. person and is eligible for a reduction of, or an exemption from, withholding under an applicable tax treaty. If you are a Non-U.S. Holder, you should consult your tax advisors regarding the tax treatment of the securities, including the possibility of obtaining a refund of any withholding tax and the certification requirement described above.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer's determination that the securities are not "delta-one" instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the securities. However, it is possible that the securities could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an underlying index or the securities, and following such occurrence the securities could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of an underlying index or the securities should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the securities and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

**U.S. Federal Estate Tax**

Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisors regarding the U.S. federal estate tax consequences of investing in the securities.

**Backup Withholding and Information Reporting**

Information returns may be filed with the IRS in connection with payments on the securities and the proceeds from a sale, exchange, early redemption or other disposition. A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder's U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

**Foreign Account Tax Compliance Act**

The Foreign Account Tax Compliance Act imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends ("Withholdable Payments"), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the U.S. Treasury Department to collect and provide to the U.S. Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, or otherwise establishes an exemption. The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity or otherwise establishes an exemption.



## Contingent Income Auto-Callable Securities due February 11, 2027

**Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index**
**Principal at Risk Securities**

Under proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply on payments of gross proceeds. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the securities.

| | |
|---|---|
| **Calculation agent:** | HSBC USA Inc., or one of its affiliates. |
| **Supplemental plan of distribution (conflicts of interest):** | Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the securities from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the securities and will receive a fee of $20.00 per $1,000 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $15.00 for each security they sell. Of the $20.00 per $1,000 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $5.00 for each security. |
| | In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to make a market in the securities and may discontinue any market-making activities at any time without notice. |
| | Delivery of the securities will be made against payment for the securities on the original issue date set forth on the cover page of this document, which is more than one business day following the trade date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities more than one business day prior to the original issue date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors. |
| | See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-87 in the prospectus supplement. |
| **Where you can find more information:** | This pricing supplement relates to an offering of securities linked to the underlying indices. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of the securities relates to the underlying indices, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the underlying indices or as to the suitability of an investment in the securities. |
| | HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049. |
| | You should read this document together with the prospectus dated February 21, 2024, the prospectus supplement dated February 21, 2024 and the Equity Index Underlying Supplement dated February 21, 2024. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein, on page S-1 of the accompanying Equity Index Underlying Supplement and page S-1 of the accompanying prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc. |
| | You may access these documents on the SEC web site at www.sec.gov as follows: |
| | The Equity Index Underlying Supplement at: |
| | https://www.sec.gov/Archives/edgar/data/83246/000110465924025885/tm244959d3_424b2.htm |
| | The prospectus supplement at: |
| | https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm |
| | The prospectus at: |
| | https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm |
| **Validity of the securities:** | In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the securities pursuant to the Senior Indenture referred to in the prospectus supplement dated February 21, 2024, and issued and paid for as contemplated herein, the securities offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to |



## Contingent Income Auto-Callable Securities due February 11, 2027
**Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index**
**Principal at Risk Securities**

applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated February 21, 2024, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated February 21, 2024.